Pagetitre

Neptune Technologies & Bioressources inc. Consolidated Financial Statements May 31, 2006 and 2005

Auditors' Report	2
Financial Statements
Consolidated Earnings	3
Consolidated Deficit	4
Consolidated Contributed Surplus	4
Consolidated Cash Flows	5
Consolidated Balance Sheets	6
Notes to Consolidated Financial Statements	7 to 24

Rapport

Auditors' Report

To the Shareholders of
Neptune Technologies & Bioressources inc.

We have audited the consolidated balance sheets of Neptune Technologies & Bioressources inc. as at May 31, 2006 and 2005 and the consolidated statements of earnings, deficit, contributed surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Laval
July 21, 2006

Résultats

Neptune Technologies & Bioressources inc.
Consolidated Earnings
Years ended May 31, 2006 and 2005

	2006	2005
	$	$

Sales	6,911,725	4,838,423

Cost of sales and operating expenses (before amortization)	6,490,762	4,338,785
Research expenses (Note 6)	372,515	195,399
Financial expenses (Note 7)	1,019,751	1,020,285
Amortization and write-off (Note 8)	1,163,806	975,132
	9,046,834	6,529,601
Loss before other revenue (expenses)	2,135,109	1,691,178
Interest income	6,226	1,277
Exchange loss	(157,267)	(77,685)
Gain on settlement of debentures (Note 17)	1,400,000
Net loss	(886,150)	(1,767,586)

Basic and diluted loss per share	(0.029)	(0.069)

Weighted average number of shares outstanding	30,790,786	25,453,068

The accompanying notes are an integral part of the consolidated financial statements and notes 6, 7 and 8 provide other information on consolidated earnings.

Déficit – surplus

Neptune Technologies & Bioressources inc.
Consolidated Deficit
Consolidated Contributed Surplus
Years ended May 31, 2006 and 2005

Consolidated Deficit

	2006	2005
	$	$

Balance, beginning of year	(13,982,437)	(12,194,383)
Net loss	(886,150)	(1,767,586)
Share issue expenses	(368,675)	(20,468)

Balance, end of year	(15,237,262)	(13,982,437)

Consolidated Contributed Surplus

	2006	2005

Balance, beginning of year	345,387	187,754
Expired warrants		62,050
Exercised options	(167,321)
Other stock-based compensation (Note 17(d))	282,000
Stock-based compensation – employees	260,173	80,943
Stock-based compensation – non-employees	451,877	14,640
Balance, end of year	1,172,116	345,387

The accompanying notes are an integral part of the consolidated financial statements.

Flux de trésorerie

Neptune Technologies & Bioressources inc.
Consolidated Cash Flows
Years ended May 31, 2006 and 2005

	2006	2005
	$	$

OPERATING ACTIVITIES
Net loss	(886,150)	(1,767,586)
Non-cash items
Amortization	1,063,652	1,000,248
Financial expenses	504,319	652,991
Financial expenses write-off	20,177
Intangible assets write-off	123,889
Other stock-based compensation	282,000
Stock-based compensation - employees	260,173	80,943
Stock-based compensation - non-employees	451,877	14,640
Gain on settlement of debentures	(1,400,000)
Non-monetary expense for settlement of expenses	44,000
Changes in working capital items (Note 9)	(459,406)	(182,344)
Cash flows from operating activities	4,531	(201,108)

INVESTING ACTIVITIES
Property and equipment	(133,767)	(10,320)
Intangible assets	(85,477)	(71,557)
Investment	(150,000)
Cash flows from investing activities	(369,244)	(81,877)

FINANCING ACTIVITIES
Bank loan	40,000
Repayment of long-term debt	(115,913)	(128,330)
Repayment of debenture	(1,350,136)
Settlement of debentures	1,000,000
Issue of capital stock	1,609,200	315,092
Issue of warrants		340,092
Share issue expenses	(124,487)	(15,279)
Cash flows from financing activities	1,058,664	511,575
Net increase in cash and cash equivalents	693,951	228,590
Cash and cash equivalents, beginning of year	181,950	(46,640)
Cash and cash equivalents, end of year	875,901	181,950

The accompanying notes are an integral part of the consolidated financial statements.

Bilan

Neptune Technologies & Bioressources inc.
Consolidated Balance Sheets
May 31, 2006 and 2005

	2006	2005
	$	$
ASSETS
Current assets
Cash and cash equivalents	875,901	181,950
Investment, at cost, maturing in February 2007, 3.35%	150,000
Accounts receivable (Note 10)	1,484,063	1,154,379
Research tax credits receivable	109,858	61,198
Inventories (Note 11)	1,256,573	813,642
Prepaid expenses	137,438	62,673
	4,013,833	2,273,842
Property and equipment (Note 12)	3,457,394	3,881,552
Intangible assets (Note 13)	507,576	553,833
Other assets (Note 14)	135,009	588,118
	8,113,812	7,297,345

LIABILITIES
Current liabilities
Bank loan (note 15)	40,000
Accounts payable and accrued liabilities
Company controlled by an officer and director	9,901	73,494
Other	1,438,214	996,945
Instalments on long-term debt	742,571	841,917
	2,230,686	1,912,356

LONG-TERM DEBT (Note 16)	2,946,263	2,868,780
LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES (Note 17)		5,156,430
	5,176,949	9,937,566

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock and warrants (Note 18)	17,002,009	10,996,829
Contributed surplus	1,172,116	345,387
Deficit	(15,237,262)	(13,982,437)
	2,936,863	(2,640,221)
	8,113,812	7,297,345

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Notes intérimaires

Neptune Technologies & Bioressources inc.
Notes to Consolidated Financial Statements
May 31, 2006 and 2005

1- GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998. The Company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries.

2 - GOING-CONCERN

The Company is required to pay its liabilities and meet its commitments as they become due despite week cash flows from operations.

The financial statements have been prepared on the going concern basis, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments to the carrying value or classification of assets and liabilities, nor to the results of operations, should the Company not continue to operate as a going concern.

Management is of the opinion that sufficient funds will be available from operations and external financing.

3 - CHANGES IN ACCOUNTING POLICIES

Emerging Issues Committee 156: Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the
Vendor's Products)

On March 1, 2006, the Company adopted the Abstract of Issue Discussed, Emerging Issues Committee 156, Accounting by a Vendor for
Consideration Given to a Customer (Including a Reseller of the Vendor's Products) (EIC-156), which was published by the Canadian Institute for
Chartered Accountants (CICA) in September 2005. EIC-156 discusses cash considerations, including a sales incentive, offered by a vendor to a customer. This consideration is assumed to represent a reduction in the sale price of the vendor's products and, consequently, should be classified as a reduction in sales in the vendor's income statement.

Before adopting EIC-156, the Company accounted for the sales incentives given to a customer as the "cost of sales and operating expenses" in the earnings statement. EIC-156 was retroactively applied, which resulted in a decrease in "sales" and in the "cost of sales and operating expenses" of
$379,736 in 2006 and $199,798 in 2005. The application of EIC-156 therefore results in a reclassification and this change did not affect the net loss.

Accounting Guideline No. 15 (AcG 15) - Consolidation of Variable Interest Entities

During the year ended May 31, 2005, the Company adopted CICA Accounting Guideline No. 15 (AcG-15) entitled Consolidation of Variable Interest
Entities (VIEs). This Guideline explains and provides guidance on the application of consolidation principles to entities considered as VIEs that are subject to control on a basis other than ownership of voting interests. Application of this Guideline did not have any impact on the financial statements as at May 31, 2005.

Section 3110 - Asset Retirement Obligations

In March 2003, the CICA released Section 3110 of the CICA Handbook, Asset Retirement Obligations, which replaces the guidance regarding future removal and site restoration costs previously contained in Section 3061, Property, Plant and Equipment. The new Section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The Company adopted Section 3110 on June 1, 2004 and application of this standard did not have a significant impact on the financial statements as at May 31,
2005.

4 - ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, 9113-0310 Québec inc., created February 1, 2002.
This subsidiary has been inactive since its inception.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates.

Revenue recognition

Revenues from operations are recognized when the following conditions are met: goods are shipped, persuasive evidence of an agreement exists, the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and collection is reasonably assured. Prepaid revenue is deferred and recognized in operations when the above-mentioned conditions are met.

Revenues from interest on investments are recognized according to the number of days said investments are held. The expenses relating to the acquisition and disposal of investments are treated as a reduction of the disposal income.

Cash and cash equivalents

The Company's policy is to present cash (bank overdraft) and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Inventories

Raw materials are valued at the lower of cost and replacement cost, cost being determined by the average cost method. Finished goods are valued at the lower of cost and net realizable value; cost is determined by the standard cost method.

Property and equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives according to the following methods and annual rates:

						Methods	Rates

Furniture and fixtures						Diminishing balance	20%
Office equipment						Diminishing balance	30%
Processing equipment						Straight-line	10%
Laboratory equipment						Straight-line	20%
Computer equipment						Straight-line	30%
Software						Straight-line	50%
Leasehold improvements						Straight-line	10%

4 - ACCOUNTING POLICIES (Continued)

Research and development expenses

Research expenses are charged to earnings as incurred. Development expenses that satisfy generally recognized conditions, including reasonable certainty that they will be recovered, are deferred and amortized. No development costs were capitalized in 2006 and 2005.

Investment tax credits relating to eligible research and development expenses are applied against these expenses in the year they are incurred.

Intangible assets

Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of 20 years.

Licences are recorded at cost and amortized according to the straight-line method over a ten-year period.

Trademarks are recorded at cost and not amortized since the Company considers they have an unlimited life given they can be renewed at low costs. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they are impaired. The impairment test consists of a comparison of the fair value of trademarks with their carrying amount. When the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to the excess.

Other assets

Start-up costs are amortized according to the straight-line method over a three-year period.

Deferred financing costs are amortized according to the straight-line method over periods of five to seven years, until 2010.

Foreign currency translation

Monetary assets and liabilities in foreign currency are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses in foreign currency are translated at the average rate in effect during the year. Gains and losses are included in earnings for the years.

Foreign currency forwards

The Company enters into foreign currency forwards to protect itself against exchange rate fluctuations. The Company does not use hedge accounting; accordingly, the foreign currency forwards are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the year.

Share issue expenses

Share issue expenses are accounted for as a increase in the deficit.

Loss per share

Loss per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants and the if-converted method to determine the dilutive effect of the convertible debenture.

The convertible debentures, warrants and stock options described in Notes 17, 18 and 19 were not included in the calculation of diluted earnings per share in 2006 and 2005 because the Company sustained losses and their inclusion would be anti-dilutive.
4 - ACCOUNTING POLICIES (Continued)

Stock-based compensation plan

The Company offers stock-based compensation plans, which are described in Note 19. The Company accounts for stock options granted to employees and non-employees as an expense in earnings based on the fair value on the dates when the options are vested for employees and on the period when services are provided for non-employees. Any consideration received upon the exercise of options by holders is credited to capital stock. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the cancelled stock option is added to the deficit.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and the tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company records a valuation allowance for future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

5 - RELATED PARTY TRANSACTIONS

The Company also entered into an agreement with a shareholder, (a company controlled by an officer and director), as of June 1, 2002, calling for royalties to be paid in semi-annual instalments equal to 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current year, total royalties amount to $69,445 ($47,877 in 2005). As at May 31, 2006, the balance due to this shareholder under this agreement amounts to $9,901 ($73,494 in 2005). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

6 - INFORMATION REGARDING RESEARCH PROJECTS IN PROGRESS

The Company has a worldwide operating license, including a purchase option on the intellectual property, for an extraction process allowing it to extract oil from krill and other crustaceans rich in ingredients with various beneficial biological properties.

The Company participates in several joint research projects with the following institutions and companies:

1	Hypertension and Vascular Biology Institute, Vanderbilt University, Saint Thomas Hospital and Medical Center, Nashville, Tennessee, USA (in
cooperation with Designs for Health and American River Nutrition Inc.)
2	The Heart Research Institute and the HRI Nutraceutical and Functional Food Research Facility, Sydney, Australia
3	International Association of Attention Deficit Hyperactivity Disorder, Leslie Rouder, LCSW P.A. ADD Coach Therapist @ ADDadults.net,
Miami Shores, Florida , USA

The Company also carries out medical research and projects included in the applied research portfolio relating to the following: cardiovascular and neuro-degenerative diseases, and rheumatoid arthritis.

6 - INFORMATION REGARDING RESEARCH PROJECTS IN PROGRESS (Continued)

Costs incurred for research projects in progress are detailed as follows:
						2006	2005
						$	$
Salaries and employee benefits						452,691	241,502
Subcontracting						41,058	24,135
General and study expenses						3,725	2,222
Travel and entertainment expenses						199	1,635
						497,673	269,494
Research tax credits						(125,158)	(74,095)
Research expenses						372,515	195,399

Research tax credits recorded by the Company must be reviewed and approved by the tax authorities; accordingly, amounts granted may differ from those recorded.

7 - FINANCIAL EXPENSES
						2006	2005
						$	$
Bank charges and contracts						59,042	5,463
Interest - short-term loan						12,312
Interest - long-term debt						429,266	378,073
Interest - liability component of convertible debentures						475,219	611,633
Amortization of deferred financing costs						23,735	25,116
						999,574	1,020,285
Write-off of deferred financing fees						20,177
						1,019,751	1,020,285

8 - INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF EARNINGS
						2006	2005
						$	$
Amortization
Property and equipment						622,875	561,842
Intangible assets						7,845	4,091
Other assets						409,197	409,199
						1,039,917	975,132
Write-off of intangible assets (note 13)						123,889
						1,163,806	975,132

9 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:
						2006	2005
						$	$
Trade accounts receivable						(329,684)	(568,821)
Research tax credits receivable						(48,660)	26,440
Inventories						(442,931)	434,140
Prepaid expenses						(15,807)	(1,836)
Accounts payable and accrued liabilities						377,676	(72,267)
						(459,406)	(182,344)

Interest paid for operating activities						410,145	336,769

10 - ACCOUNTS RECEIVABLE
						2006	2005
						$	$
Trade accounts receivable						1,354,123	1,137,299
Taxes and sales						88,524	9,885
Accrued interest						2,034
Other						39,382	7,195
						1,484,063	1,154,379

11 - INVENTORIES
						2006	2005
						$	$
Raw materials						837,093	57,844
Finished goods						419,480	755,798
						1,256,573	813,642

12 - PROPERTY AND EQUIPMENT
							2006
						Accumulated
					Cost	amortization	Net
					$	$	$
Furniture and fixtures					98,230	63,551	34,679
Office equipment					66,659	48,245	18,414
Processing equipment					3,732,874	1,075,185	2,657,689
Laboratory equipment					236,917	135,110	101,807
Computer equipment					75,560	66,859	8,701
Software					2,350	2,350
Leasehold improvements - head office					52,149	39,934	12,215
Leasehold improvements - processing					746,001	278,509	467,492
					5,010,740	1,709,743	3,300,997
Assets under capital leases
Processing equipment					29,960	7,995	21,965
Laboratory equipment					173,460	95,528	77,932
Office equipment					34,084	6,201	27,883
Computer equipment					38,156	9,539	28,617
					5,286,400	1,829,006	3,457,394

During the year, the Company acquired office and computer equipment for a cost of $64,950 (office equipment for a cost of $7,290 in 2005) by way of capital leases.
							2005
						Accumulated
					Cost	amortization	Net
					$	$	$
Furniture and fixtures					98,230	54,882	43,348
Office equipment					66,659	40,352	26,307
Processing equipment					3,506,418	691,542	2,814,876
Laboratory equipment					227,358	89,639	137,719
Computer equipment					72,157	55,539	16,618
Software					2,350	2,350
Leasehold improvements - head office					52,149	34,719	17,430
Leasehold improvements - processing					741,652	148,330	593,322
					4,766,973	1,117,353	3,649,620
Assets under capital leases
Processing equipment					139,960	26,999	112,961
Laboratory equipment					173,460	60,836	112,624
Office equipment					7,290	943	6,347
					5,087,683	1,206,131	3,881,552

13 - INTANGIBLE ASSETS
							2006
						Accumulated
					Cost	amortization	Net
					$	$	$
Amortized intangible assets
Patents					448,264	11,878	436,386
Licences					7,500	2,250	5,250
					455,764	14,128	441,636
Unamortized intangible assets
Trademarks					65,940		65,940
					521,704	14,128	507,576

							2005
						Accumulated
					Cost	amortization	Net
					$	$	$
Amortized intangible assets
Patents					518,287	4,783	513,504
Licences					7,500	1,500	6,000
					525,787	6,283	519,504
Unamortized intangible assets
Trademarks					34,329		34,329
					560,116	6,283	553,833

During the year, the Company wrote-off an amount of $123,889 with regard to the filing of a patent application for the Seal's operation because the
Company has no guarantee that it will benefit from the rights relating to the application.

14 - OTHER ASSETS
						2006	2005
						$	$
Start-up costs, at amortized cost							409,197
Deferred financing costs, at amortized cost						35,009	78,921
Deposit (*)						100,000	100,000
						135,009	588,118

(*)	This deposit will be applied against the exercise of the plant purchase option. Neptune announced its intention to exercise the option on April 28,
2006 (note 22).

15 - BANK LOAN

The Company has an authorized operating line of credit for $500,000 and a discounted receivables facility for $500,000 at the prime rate plus 2.10%
(8.10% as at May 31, 2006). With regard to the discounted receivables facility, an additional commission that is 0.25% more than the debt amount is payable. The bank loan is guaranteed by a first ranking movable hypothec on the universality of accounts receivable, tax credits and inventories for an amount of $1,000,000. The bank loan is renewable on November 15, 2006. The bank loan is subject to certain covenants requiring the Company to maintain ratios.

16 - LONG-TERM DEBT
						2006	2005
						$	$
Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,759,496 in 2006, prime rate plus 6.75% (6.25% in 2005) (14.75% as at May
31, 2006, 12.50% as at may 31, 2005), payable in monthly capital instalments of $26,650, with a
moratorium on instalments until August 2006, maturing in February 2010 (a) (b)						1,120,000	1,140,000

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 5% (1.25% in
2005) (12.25% as at May 31, 2006, 7.00% as at May 31, 2005), payable in 60 monthly capital
instalments of $16,333 with a moratorium on instalments until August 2006, maturing in September						957,713	951,726
2011 (b) (c)

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 3% (2.25% in
2005) (10.25% as at May 31, 2006, 8.00% as at May 31, 2005), payable in 60 monthly capital
instalments of $25,000 with a moratorium until August 2006, maturing in September 2011 (b) (d)						1,443,923	1,420,810

Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in monthly
instalments of $7,235 ($8,398 in 2005), maturing at different dates until October 2010.						97,198	124,261

Unsecured loan, without interest, matured						70,000	70,000

9% unsecured loan							3,900
						3,688,834	3,710,697
Instalments due within one year						742,571	841,917
						2,946,263	2,868,780

Under these mortgage loans, the company is required to respect certain financial ratios

(a)	As at May 31, 2006, the Company is not in compliance with the requirements of the mortgage loan. Subsequent to year-end, the Company obtained a waiver from the creditors for non-compliance with the ratios.

(b)	The Company has been granted moratoriums on monthly capital instalments from May 2003 to August 2006.

(c)	Using the Black-Scholes option pricing model, the Company has determined a value of $62,049 for the warrants and recorded this amount in shareholders' equity.

(d)	The mortgage loan was reduced by an amount of $144,959, corresponding to the value of 366,569 common shares issued without consideration in 2003 and 2004.

The instalments on long-term debt during the next five years are detailed as follows:
						Obligations
						under capital	Other long-
						leases	term loans
						$	$
2007						66,703	681,950
2008						21,016	815,800
2009						10,684	815,800
2010						7,260	736,550
2011						1,083	496,000
Total minimum lease payments						106,746
Interest expense included in minimum lease payments						9,548
						97,198
17 - LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES
						2006	2005
						$	$
Unsecured convertible debenture (a) (d) (e)							2,250,226
Secured convertible debenture (b) (d) (e)							1,668,704
Unsecured convertible debenture (c) (e)							1,237,500
							5,156,430

(a)	As at April 1, 2005, the Company renegotiated the terms of this debenture. As at May 31, 2005, this debenture, with a new capital of $2,195,342 bears simple interest of 15%. Interest from April 1, 2005 to March 31, 2007 will be capitalized to the debenture capital balance and as at April 1,
2007, interest in the third year is payable monthly. The capital is convertible, in whole or in part, at the holder's option, at the following terms:
deduction of amount converted in previous periods, to a maximum of $500,000 from February 28, 2006 to March 31, 2006, to a cumulative maximum of $1,000,000 from February 28, 2007 to March 31, 2007 and to a cumulative maximum of $1,500,000 from February 28, 2008 to
March 31, 2008, at a price per share that is the higher of $0.32 and the market price on the conversion date. Under the same previous terms, the issuer can, at its option, in whole or in part, convert accrued interest and, subsequently, any debenture capital.

This debenture and the interest payable were settled during the 2006 year (Note 17 (d)).

(b)	This debenture, having a $1,261,780 par value and bearing interest at 15% compounded annually, is convertible into common shares at any time at the holder's option, in all or in part, capital and interest, at a price per share equal to the higher of $0.75 and the market price at the conversion date.

This debenture is secured by a movable hypothec without delivery on present and future intellectual property rights.

This debenture and the interest payable were settled during the 2006 year (Note 17 (d)).

(c)	This debenture, having a $1,000,000 par value and bearing interest at 15%, is convertible into common shares at any time at the holder's option, capital and interest, at a price per share equal to the higher of $0.35 and the market value at the conversion date.

The Company may reimburse some or all of the debenture at any time prior to October 20, 2008, at which date the debenture and interest will become payable. In the event of an advanced reimbursement, the holder will have a 30-day period to convert the part of the debenture and accrued interest subject to the advanced redemption. If the advanced reimbursement occurs before October 20, 2005, a premium of 30% of the capital related to the redemption, less accrued interest on this capital calculated at the redemption date, will be added to the capital related to the redemption.

The debenture and interest payable for a total of $1,350,137 were reimbursed during the year.

(d)	On January 20, 2006, the Company converted debentures having a par value of $2,195,342 and $1,261,780, respectively, into 3,350,000 common shares of a value of $1.03 per share. Furthermore, the capitalized interest for the two debentures, totalling $824,390, was converted into 450,000 common shares at a value of $0.94. An amount of $400,000 for non-reimbursed interest is recognized as a gain on the settlement of debentures. Also, as part of this transaction, the Company has agreed to find a buyer for the shares converted in exchange for $1,000,000 in cash. This amount is also recognized as a gain on the settlement of debentures. Transaction costs totalled $368,375, $244,188 of which was settled with an issuance of 244,188 common shares.

The Company recorded a compensation expense of $282,000 and a corresponding increase in contributed surplus for services directly rendered by two principal managers to the creditor. The creditor granting them respectively 150,000 shares of the Company at 0,94 $ per shares.

(e)	Under the provisions of Section 3860 of the CICA Handbook, these debentures are financial instruments which comprise a liability component and an equity component. Because the conversion price of these convertible debentures is calculated using the market value of the shares, at the time of conversion, no value was attributed to the equity component of these compound financial instruments.

18 - CAPITAL STOCK AND WARRANTS

Authorized
Unlimited number of shares without par value
Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

Series "A" preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares from the date of the first listing of the common shares on a recognized stock exchange
						2006	2005
						$	$
Issued and fully paid
34,292,290 common shares (25,594,805 in 2005)						17,002,009	10,656,737

-	series "G" warrants (matured May 30, 2005) (a)
-	series "H" warrants (3,025,922 warrants in 2005) (b)						302,592
-	series "I" warrants (250,000 warrants in 2005) (c)						37,500
							340,092
						17,002,009	10,996,829

During the past two years, changes in the Company's issued capital stock were as follows:
						Number of
						shares	Consideration
							$
Common shares
Balance as at May 31, 2004						21,947,244	10,285,899
Issued for cash (and exercised options)						3,275,922	315,092
Issued as settlement of accounts payable						371,639	55,746
Balance as at May 31, 2005						25,594,805	10,656,737
Issued following the conversion of debentures (Note 17)						3,800,000	3,881,512
Issued for cash (e)						600,000	600,000
Issued as settlement of expenses (Note 17)						288,188	288,188
Issued following the exercise of stock options						733,375	416,499
Issued following the exercise of series "H" and "I" warrants (d)						3,275,922	1,159,073
Balance as at May 31, 2006						34,292,290	17,002,009

(a)	On May 30, 2003, the Company granted 250,000 series "G" warrants upon the issue of 2,324,140 common shares for a $1,000,000 cash consideration. The total proceeds from this issue were attributed to the common shares less a $1 par value for the warrants. The series "G"
warrants entitle their holder to purchase one common share at $0.54 per share. The maturity date for the exercise of warrants was May 30,
2005. The 250,000 expired warrants were cancelled.

18 - CAPITAL STOCK AND WARRANTS (Continued)

(b)	On June 9, 2004, as part of a $605,185 private placement, the Company granted 3,025,922 series "H" warrants, for which the value has been established at $302,592 according to the Black-Scholes option pricing model. The Company elected to determine the value of the warrants using the following assumptions:
i)	Fair value of the common shares at $0.18
ii)	Exercise price of $0.25
iii)	Risk-free interest rate of 3.29%
iv)	Estimated life of two years
v)	Expected volatility of 121%

The series "H" warrants entitle their holder to purchase one common share at $0.25 per share, at any time until June 9, 2006.

(c)	On July 13, 2004, as part of a $50,000 private placement, the Company granted 250,000 series "I" warrants, for which the value has been established at $37,500 according to the Black-Scholes option pricing model. The Company elected to determine the value of the warrants using the following assumptions:
i)	Fair value of the common shares at $0.25
ii)	Exercise price of $0.25
iii)	Risk-free interest rate of 3.10%
iv)	Estimated life of two years
v)	Expected volatility of 121%

The series "I" warrants entitle their holder to purchase one common share at $0.25 per share, at any time until July 13, 2006.

(d)	During the year, all of the 3,275,922 series "H" and "I" warrants were exercised. The exercise income of $818,981 and the stated value of the series "H" and "I" warrants of $340,092 were added to capital stock.

(e)	On January 20, 2006, the Company issued 600,000 common shares at $1 per share for a cash consideration of $600,000.

19 - STOCK-BASED COMPENSATION PLAN

The Company introduced a stock-based compensation plan for its directors, managers, employees and consultants.

The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan, 4,350,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as is the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The total number of shares issued to a single person cannot exceed 5% of the Company's total issued and outstanding common shares, with the maximum being 2% for each consultant.

Options granted prior to the date of the initial public offering entitle each holder to purchase: (i) from the time they are granted, 50% of the common shares subject to options granted to said holder (ii) as of the end of one year following the granting of the options, 25% of the common shares subject to options initially granted to said holder, and (iii) as of the end of two years following the granting of the options, 25% of the common shares subject to options initially granted to said holder, and at the price specified in the initial public offering. The plan, modified in 2006, provides that options issued after the initial public offering can be exercised on the basis of 25% per six-month period following the date of the grant or 15%
per six-month period and 25% at the last period following the date of the grant (25% per year following the date of the grant, in 2005).

19 - STOCK-BASED COMPENSATION PLAN (Continued)

On April 20, 2006, during the Board of Directors' meeting, it was unanimously agreed to propose a change to shareholders with regard to the stock-based compensation plan. This change provided for an increase in the number of available common shares to be issued, to 6,850,00 shares.
During the meeting, a unanimous decision was also reached to issue options to principal managers and members of the Board of Directors (450,000 options for three members of Management and 100,000 for the members of the Board of Directors). These options will be exercisable at 2,60 $, subject to the shareholders' acceptance of the increase in the number of available options specified in the plan.

Activities within the plan are detailed as follows:
				2006		2005
					Weighted		Weighted
					average		average
				Number of	exercise	Number of	exercise
				options	price	options	price
					$		$
Options outstanding, beginning of year				2,926,000	0.25	2,280,000	0.88
Awarded				2,796,000	0.53	1,129,000	0.25
Exercised				(733,375)	0.26
Cancelled				(1,284,750)	0.27	(483,000)	0.80
Exercise price amendment
Former price						(1,920,000)	0.85
New price						1,920,000	0.25
Options outstanding, end of year				3,703,875	0.45	2,926,000	0.25
Exercisable options as at May 31				843,042	0.30	1,430,000	0.25

							2006
			Options outstanding			Exercisable options
				Weighted		Number
			Weighted	remaining	Number	of options	Weighted
			average	contractual	of options	exercisable	average
Range of			exercise	life	outstanding	as at	exercise
exercise prices			price	outstanding	31-05-2006	31-05-2006	price
			$				$
0.25			0.25	3.46 years	2,842,875	799,875	0.25
0.75 to 1.00			0.98	4.62 years	495,000	7,167	0.78
1.15 to 1.75			1.30	3.48 years	366,000	36,000	1.15
					3,703,875	843,042	0.30

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year.
				2006		2005
				Employees	Non-employees	Employees	Non-employees
i)	Fair value of the common shares			$0.44	$2.34	$0.15	$0.15
ii)	Risk-free interest rate			3.41%	4.14%	4.05%	4.05%
iii)	Estimated life			4.17 years	3.6 years	4.5 years	4.5 years
iv)	Expected volatility			118%	117%	103%	103%

The fair value of the weighted average of the options granted to employees during the year is $0.34 ($0.1018 in 2005) and to non-employees is
$2.01 ($0.1018 in 2005).

19 - STOCK-BASED COMPENSATION PLAN (Continued)

On November 26, 2004, the Company amended the exercise price of all outstanding stock options granted before October 5, 2004 to $0.25 per share. This amendment of the stock option exercise price resulted in an adjustment of the fair value of options granted after the adoption of CICA
Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The fair value of the amended options has been estimated according to the Black-Scholes option pricing model using the following assumptions:
						Former	New
						price	price

i)	Exercise price					$ 0,75 to 1,00	0.25 $
ii)	Fair value of common shares					0.17 $	0.17 $
iii)	Risk-free interest rate					3.17%	3.17%
iv)	Estimated fair value					2.5 to 3.5	2.5 to 3.5
v)	Expected volatility					102%	102%

Average fair value per option						0.0609 $	0.0975 $

This adjustment of the exercise price led to an additional charge of $40,992. Of this amount, $28,279 was expensed during the 2005 year and
$12,713 will be expensed at the exercise date of each option that becomes exercisable and whose price was amended.

During the year ended May 31, 2006, an amount of $260,173 ($80,943 in 2005) representing employees' vested interests during the year and employees' vested interests following amendment of the 2005 option price for employees was expensed as compensation. An amount of $451,877
($14,640 in 2005) representing non-employees' vested interests during the year and non-employees' vested interests following amendment of the
2005 option price for non-employees was expensed.

20 - INCOME TAXES

The income tax allowance differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate
(federal and provincial: 31.44% in 2006 and 31.02% in 2005) as follows:
						2006	2005
						$	$
Income tax benefits at the combined Canadian statutory rate (federal and provincial)						(278,605)	(548,305)
Increase (decrease) resulting from:
Change in income tax rates						(299,655)
Unrecognized deductible temporary differences for the year						231,089	503,651
Stock-based compensation						312,529	29,650
Non-deductible items and other						34,642	15,004

20 - INCOME TAXES (Continued)

Net future income tax assets of approximately $4,563,000 ($4,216,000 as at May 31, 2005) have not been reflected in these financial statements.
These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes. These unused losses and tax deductions are available to reduce current income taxes in future years and are summarized as follows:
						2006	2005
						$	$
Net future income tax assets resulting from the following:
Tax losses						3,050,000	3,248,000
Research and development expenses						813,000	672,000
Excess of the carrying amount of assets over their tax basis						700,000	296,000
						4,563,000	4,216,000
Valuation allowance						(4,563,000)	(4,216,000)
Net future income tax assets recognized						–	–

As at May 31, 2006, the Company's losses for tax purposes, which are available to reduce future years' income taxes amount to $9,308,905 for federal purposes and $9,198,902 for provincial purposes. The Company can avail itself of the tax benefit resulting from these loss carry-forwards as follows:
						Federal	Provincial
						$	$
2009						2,220,831	2,187,369
2010						3,598,699	3,573,912
2014						2,644,475	2,606,465
2015						844,900	831,156
						9,308,905	9,198,902
Research and development expenses which can be carried forward indefinitely						2,479,862	4,096,847
						11,788,767	13,295,749

The Company also has investment tax credits for a total amount of about $594,000 ($503,000 in 2005) which have not been recognized.

21 - FINANCIAL INSTRUMENTS

Credit risk

The Company grants credit to its customers in the normal course of business. On an on-going basis, it performs credit evaluations of its customers and maintains bad debt allowance provisions for potential losses. Three customers (four customers in 2005) represent 60% (65% in 2005) of total trade accounts included in accounts receivable.

Exchange risk

The Company is exposed to exchange risk as a result of accounts receivable and accounts payable stated in euros and U.S. dollars. As at May 31,
2006, assets stated in euros totalled €206,301 (€115,211 in 2005) and in U.S. dollars totalled US$751,916 (US$786,928 in 2005) and accounts payable stated in U.S. dollars totalled US$266,841 (US$116,646 in 2005).

The Company entered into currency forwards for the year to purchase amounts of foreign currency in the future at predetermined exchange rates.
The purpose of these currency forwards is to protect the Company from the risk of fluctuations in future exchange rates. At May 31, 2006, the total amount of currency forwards for currency purchases was US$150,000. The fair value of these derivative financial instruments was established according to prices obtained from the Company's financial institution for identical or similar financial instruments. The following table summarizes the
Company's position as at May 31, 2006:
21 - FINANCIAL INSTRUMENTS (Continued)

	Maturity	Type	Amounts	Rates	Fair value

	June 1, 2006	Purchase	US$50,000	1.1155	(2.755)
	July 5, 2006	Purchase	US$50,000	1.1144	(2.753)
	August 1, 2006	Purchase	US$50,000	1.1133	(2.751)

The net fair value of the currency forwards was accounted for as an exchange loss and was presented in accounts payable.

Fair value of financial instruments

The carrying amount of the Company's short-term financial instruments approximates their fair value given that they will mature shortly.

The fair value of mortgage loans is equivalent to their carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of unsecured loans and obligations under capital leases is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value is equivalent to the carrying amount.

22 - COMMITMENTS

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:
						Minimum
					Rate	royalty
					%	$
To a Canadian university *
As of June 1, 2002					4	5,000
To a company controlled by an officer and director
As of June 1, 2002					1

*	The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows:
$100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second and $75,000 on the third.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

The Company's directors are of the opinion that this injunction is unfounded and the $275,000 is therefore presented as a commitment. The
Company voluntarily paid $150,000 to a third party, which is reserved for the payment of the purchase option for intellectual property. This amount is presented as an investment in current assets.

22 - COMMITMENTS (Continued)

The Company has entered into long-term lease agreements expiring in December 2013, which call for payments of $1,022,062 for the rental of premises. Minimum lease payments for the next years are $126,133 in 2007, $134,916 in 2008 and 2009, $135,721 in 2010 and $136,849 in 2011.
One of these leases contains an option to purchase the plant for $1,275,000 prior to May 1, 2006. The Company has stated its intention to avail itself of its right to exercise the option on April 28, 2006 and intends to proceed with its aquisition.

In addition, in the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects.

23 - SEGMENT DISCLOSURES

Descriptive information on the Company's reportable segments

The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information

All the Company's assets are located in Canada.

The Company sales are attributed to the following countries based on the customer's country of domicile:
						2006	2005
						$	$

Canada						1,471,904	2,021,795
United States						4,203,195	2,378,276
Europe						519,068	244,945
Asia						717,558	193,407
						6,911,725	4,838,423

Information about major customers

Amounts of $1,723,649 ($986,964 and $736,685) of the Company's total sales are from two customers ($1,266,387 from two customers in 2005).